SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

September 14, 2012

VIA EDGAR TRANSMISSION

Mr. Kevin Rupert United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Quantitative Master Series LLC (the “Fund”) File No. 811-07885

Dear Mr. Rupert:

On August 28, 2012, you relayed certain comments by telephone regarding the March 31, 2012 Form N-Q and the December 31, 2011 Form N-CSR filed by the Fund with the Securities and Exchange Commission on May 25, 2012 and March 2, 2012, respectively.

The Fund has considered your comments and has authorized us to respond on its behalf.  The Fund’s responses to your comments are set forth below.  For ease of reference, each of your comments is set forth in bold and is followed by the corresponding response.

March 31, 2012 Form N-Q (“Form N-Q”)

1.   For Master Core Bond Enhanced Index Series (the “Series”) of the Fund, the filing shows holdings of mortgage-backed securities (MBS) and TBA sale commitments (liabilities) that appear to represent more than 500% of the Series’ net assets.  What is the Series relying on with respect to the asset coverage requirements set forth in Section 18 of the Investment Company Act of 1940, as amended?  It is noted that the MBS holdings and the corresponding liabilities net to approximately zero.

Response:  The mortgage-backed securities held by the Series are the identical securities that are the subject of the TBA sale commitments and as a result cancel each other out.  The limitations of Section 18 are not therefore implicated.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Mr. Kevin Rupert
September 14, 2012

2.   What was the reason for amending the Fund’s Form N-Q as of March 31, 2012?

Response:  The initial filing of the Fund’s Form N-Q on May 25, 2012 incorrectly disclosed a share balance on the Schedule of Investments of Master Enhanced S&P 500 Series.  The initial filing showed a share balance of “3” for SPDR S&P 500 ETF Trust, which was listed among the Exchange-Traded Funds.  The share balance was corrected to “3,242” in the amended filing which was made on May 30, 2012, prior to the original due date.

December 31, 2011 Form N-CSR (“Form N-CSR”)

3.   It was noted that in the Form N-CSR the Financial Highlights for the Series shows three expense ratios:  “Total expenses”, “Total expenses after fees waived and paid indirectly” and “Total expenses after fees waived and paid indirectly and excluding interest expense”.  You stated that in future filings, the Fund should show only the gross expense ratio; the net expense ratios should be presented in a footnote to the Financial Highlights.

Response:  The Fund understands the comment and its intention to streamline the presentation of the ratios in the Financial Highlights.  However, the Fund believes that presenting these supplemental expense ratios in tabular format for each respective year, instead of in footnotes to the Financial Highlights, is easier for shareholders to read and to understand the impact of applicable waivers.  Additionally, the Fund believes that presenting ratios net of interest expense assists readers in understanding the actual net operating expense ratios.

4.   It was disclosed in the Form N-CSR that the Fund entered into securities lending transactions pursuant to an exemptive order.  With respect to Master Small Cap Index Series of the Fund, does “Securities lending income receivable–affiliated” on the Statement of Assets and Liabilities mean that securities lending fees were paid by an affiliate or that securities were on loan with an affiliate which then owed money to Master Small Cap Index Series.

Response:  “Securities lending income receivable–affiliated” on the Statement of Assets and Liabilities represents a receivable for securities lending income earned from the investment of cash collateral (net of any applicable fees or rebates) to be paid to Master Small Cap Index Series by an affiliated securities lending agent.  Cash collateral is invested by the securities lending agent into a cash vehicle which is also an affiliate of the Fund.

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The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Mr. Kevin Rupert
September 14, 2012

Should you have any additional comments or concerns, please feel free to telephone me at (212) 839-5583.

Sincerely yours,

/s/ Ellen W. Harris
Ellen W. Harris